Mail Stop 3561

May 29, 2009

Mr. Peter Schoenfeld
P. Schoenfeld Asset Management LP
1350 Avenue of the Americas
21st Floor
New York, New York 10019

> **Re:**   **Saks Incorporated**
> **Definitive Proxy Statement on Schedule 14A**
> **Definitive Additional Materials**
> **Filed by P. Schoenfeld Asset Management LP, et al.**
> **Filed May 26, 2009**
> **File No. 001-13113**

Dear Mr. Schoenfeld:

We have reviewed your definitive additional materials filed on May 26, 2009 and we have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Additional Materials filed May 26, 2009

General

1. As stated in comment one of our May 21, 2009 letter, in future filings please characterize statements or assertions of opinion or belief as such, and ensure that a reasonable basis for such opinion or belief exists. We note the following statements:

   - Mr. Schoenfeld is quoted requesting that shareholders "support our effort to improve Saks' corporate governance and make the underperforming company and its board of directors more accountable to shareholders." This statement does not clearly state by what measure you are assessing Saks' underperformance and is similar to a statement identified in comment one of our May 21, 2009.

- Your statement in the second paragraph of the letter to Saks shareholders that "Last week's pricing by Saks of a $105 million convertible debt offering is a reminder that the company faces a wave of near-term debt maturities and that Saks may have to accept onerous terms in order to roll over this debt." We note your reference to Saks' 10-K for the fiscal year ended January 3, 2009 as support for the company's upcoming debt maturities, but you do not provide the basis for your statement that Saks may have to accept onerous debt terms.

Letter to Saks Shareholders dated May 26, 2009

2. The second to last paragraph of your letter states that "[t]hese corporate governance reforms and the addition of two new directorships are essential to the long-term health of Saks." In future filings, please provide additional context for your statement regarding the addition of two new directorships or refrain from making it considering your solicitation to date has not addressed this issue.

*   *   *

Please respond to these comments in a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or Song Brandon, Special Counsel, at (202) 551-3621 with any questions regarding the above comments. You may also contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Keir Gumbs, Esq.
        Covington and Burling, LLP